Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    3
Consolidated Financial Statements    22
Notes to the Consolidated Financial Statements    27

Dear fellow shareholders,

Sprott continued to deliver outstanding financial results in the first quarter of 2022, as Assets Under Management (“AUM”) increased to $23.7 billion, up $3.2 billion (16%) from December 31, 2021. Net income was $6.5 million ($0.26 per share), up $3.3 million ($0.13 per share) from the quarter ended March 31, 2021. Adjusted base EBITDA was $18.2 million ($0.73 per share), up 24%, or $3.6 million ($0.14 per share) from the quarter ended March 31, 2021. Our strong operating performance during the quarter was driven by strong market value appreciation and more than $1.3 billion of inflows to our exchange listed product offerings.

The unfolding tragedy in Ukraine has created a humanitarian crisis for which we express our deepest sorrows. The ensuing sanctions trade have had far-reaching consequences, with energy and food prices surging to new highs and investor demand for safe haven assets increasing dramatically. Global supply chains, which were already strained, have been further stressed by geopolitical tensions, as well as ongoing Covid-related lockdowns in China. These factors led to gold prices trading near record highs in March but they have since pulled back as the Fed signaled that it will embark on an increasingly aggressive rate-hike regime. Given record global debt levels, we remain highly skeptical that these rate hikes can be carried out without triggering a recession or otherwise destabilizing financial markets.

As a leading provider of both precious metals and real assets investment solutions to our global client base, we view the energy-transition space as a strategic fit to our existing suite of precious metals focused product offerings. Our objective of building scale and responding to this strategic opportunity is off to a strong start. The Sprott Physical Uranium Trust, which was launched in July 2021, surpassed $3 billion in AUM during the quarter as investor interest in energy-transition related investment themes continues to grow. On April 22, 2022, we further expanded our energy-transition platform, closing the previously announced acquisition of the North Shore Global Uranium Miners ETF (“URNM”) which is now trading on the New York Stock Exchange as the Sprott Uranium Miners ETF. This transaction added another $1.1 billion of energy-transition related AUM and established Sprott as the largest manager of uranium investments in the world with approximately $4 billion in uranium related, energy-transition AUM. While we are pleased with our early success, we continue to see opportunities to further grow this area of our business profitably for our shareholders.

Sprott is well-positioned to continue creating value for our shareholders. Our key financial metrics continue to grow steadily and we have a strong product pipeline and portfolio teams focused on executing on our strategy. Thank you for your support. We look forward to reporting on our progress in the months ahead.

Sincerely,

Peter Grosskopf
Chief Executive Officer

2

Management's Discussion and Analysis

Three months ended March 31, 2022

3

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Business Performance Highlights" section and "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our development of new strategies in the energy transition space; (ii) the potential actions by the Fed Reserve with respect to inflation; (iii) the potential for precious metals prices to increase; (iv) our positioning to create value for our shareholders; (v) our ability to grow our key financial metrics with a strong product pipeline and portfolio teams; (vi) anticipation of another solid year of operating performance as we continue to benefit from strong gold and silver bullion markets and continued growth in our industry leading uranium physical trust and ETFs; (vii) expectation of the effects of COVID-19; and (viii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 24, 2022; and (xxix) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated May 5, 2022, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at March 31, 2022, compared with December 31, 2021, and the consolidated results of operations for the three months ended March 31, 2022, compared with the three months ended March 31, 2021. The board of directors approved this MD&A on May 5, 2022. All note references in this MD&A are to the notes to the Company's March 31, 2022 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at March 31, 2022, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company’s functional currency is the Canadian dollar, its presentation currency is the U.S. dollar. Accordingly, all dollar references in this MD&A are in U.S. dollars, unless otherwise specified. The use of the term "prior period" refers to the three months ended March 31, 2021.

4

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see page 9 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:
Net sales
Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.
Capital calls and fee earning capital commitments
Capital calls into our private strategies LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our private strategies LPs, it is included within the AUM of the Company as it will now earn a management fee. It is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time. Conversely, once loans in our private strategies LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Return on capital employed
Return on capital employed is calculated as adjusted base EBITDA, plus gain (loss) on investments divided by total capital stock plus outstanding loan facility.

5

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.
Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, Adjusted EBITDA and Adjusted base EBITDA measures are determined:

	3 months ended

(in thousands $)	Mar. 31, 2022	Mar. 31, 2021

Net income for the periods	6,473	3,221
Adjustments:
Interest expense	480	350
Provision for income taxes	2,692	2,711
Depreciation and amortization	976	1,117
EBITDA	10,621	7,399

Other adjustments:
(Gain) loss on investments (1)	1,473	4,652
Amortization of stock based compensation	4,177	373
Other expenses (2)	2,443	4,943
Adjusted EBITDA	18,714	17,367

Other adjustments:
Carried interest and performance fees	(2,046)	(7,937)
Carried interest and performance fee payouts - internal	1,029	4,580
Carried interest and performance fee payouts - external	476	595
Adjusted base EBITDA	18,173	14,605
Operating margin (3)	57%	51%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $0.5 million severance, new hire accruals and other for the three months ended March 31, 2022 (nominal for the three months ended March 31, 2021). This reconciliation line excludes nominal income (loss) attributable to non-controlling interest for the three months ended March 31, 2022 (nominal for the three months ended March 31, 2021).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

6

Business overview
Our reportable operating segments are as follows:

Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis. During the quarter, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
Private strategies
•The Company's lending and streaming activities occur through limited partnership vehicles ("private strategies LPs"). During the quarter, the Company renamed the Lending segment to"Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.
Brokerage
•The Company's regulated broker-dealer activities (equity origination, corporate advisory, sales and trading). During the quarter, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). See Note 11 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

7

Outlook
We are anticipating another solid year of operating performance as we continue to benefit from strong gold and silver bullion markets and continued growth in our industry leading uranium physical trust and newly acquired uranium ETF.

Product and business line expansion
Subsequent to the quarter end, on April 22, 2022, we completed the previously announced agreement to acquire the assets of North Shore Global Uranium ETF (“URNM”). As consideration, the Company paid $10.5 million in cash and $4 million in common shares upon closing. Contingent consideration valued up to an additional $4.5 million in cash is payable after 2 years from the closing of the transaction (subject to the achievement of certain financial performance conditions). Based on asset valuations on closing, this transaction added approximately $1.1 billion to our AUM.

8

Results of operations
Summary financial information

(In thousands $)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Summary income statements
Management fees	27,172	27,783	28,612	25,062	22,452	22,032	19,934	15,825
Trailer, sub-advisor and fund expenses	(853)	(872)	(637)	(552)	(599)	(583)	(527)	(516)
Direct payouts	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)	(476)	(490)
Carried interest and performance fees	2,046	4,298	—	—	7,937	10,075	—	—
Carried interest and performance fee payouts - internal	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)	—	—
Carried interest and performance fee payouts - external (1)	(476)	(790)	—	—	(595)	—	—	—
Net fees	25,476	26,536	26,083	23,186	23,725	25,300	18,931	14,819

Commissions	13,077	14,153	11,273	7,377	12,463	6,761	9,386	6,133
Commission expense - internal	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)	(3,313)	(1,887)
Commission expense - external (1)	(3,310)	(3,016)	(2,382)	(49)	(253)	(98)	(344)	(161)
Net commissions	6,633	7,009	5,802	4,292	6,921	4,570	5,729	4,085

Finance income	1,433	788	567	932	1,248	1,629	757	656
Gain (loss) on investments	(1,473)	(43)	310	2,502	(4,652)	(3,089)	4,408	8,142
Other income	208	313	529	438	303	949	914	285
Total net revenues	32,277	34,603	33,291	31,350	27,545	29,359	30,739	27,987

Compensation	21,789	20,632	18,001	15,452	22,636	20,193	16,280	10,991
Direct payouts	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)	(476)	(490)
Carried interest and performance fee payouts - internal	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)	—	—
Commission expense - internal	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)	(3,313)	(1,887)
Severance, new hire accruals and other	(514)	(187)	(207)	(293)	(44)	(65)	(210)	(358)
Net compensation	15,728	12,434	12,813	10,799	11,833	11,811	12,281	8,256

Severance, new hire accruals and other	514	187	207	293	44	65	210	358
Selling, general and administrative	3,438	4,172	3,682	3,492	3,351	2,320	2,465	2,944
Interest expense	480	239	312	260	350	331	320	350
Depreciation and amortization	976	1,136	1,134	1,165	1,117	1,023	992	1,049
Other expenses	1,976	2,910	3,875	876	4,918	4,528	4,154	2,893
Total expenses	23,112	21,078	22,023	16,885	21,613	20,078	20,422	15,850

Net income	6,473	10,171	8,718	11,075	3,221	6,720	8,704	10,492
Net Income per share	0.26	0.41	0.35	0.44	0.13	0.27	0.36	0.43
Adjusted base EBITDA	18,173	17,705	16,713	15,050	14,605	14,751	12,024	9,204
Adjusted base EBITDA per share	0.73	0.71	0.67	0.60	0.59	0.60	0.49	0.38
Operating margin	57%	55%	52%	52%	51%	51%	47%	49%

Summary balance sheet
Total assets	380,843	365,873	375,819	361,121	356,986	377,348	358,300	338,931
Total liabilities	83,584	74,654	84,231	64,081	67,015	86,365	81,069	70,818

Total AUM	23,679,354	20,443,088	19,016,313	18,550,106	17,073,078	17,390,389	16,259,184	13,893,039
Average AUM	21,646,082	20,229,119	19,090,702	18,343,846	17,188,205	16,719,815	16,705,046	13,216,415
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.

9

AUM summary
AUM was $23.7 billion as at March 31, 2022, up $3.2 billion (16%) from December 31, 2021. On a three months ended basis, we benefited from strong market value appreciation across our fund products and strong inflows to our physical uranium, physical gold and physical silver trusts in particular.

3 months results

(In millions $)	AUM Dec. 31, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Mar. 31, 2022	Blended management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,008	590	289	—	5,887	0.35%
- Physical Gold and Silver Trust	4,094	(34)	242	—	4,302	0.40%
- Physical Silver Trust	3,600	123	219	—	3,942	0.45%
- Physical Uranium Trust	1,769	639	736	—	3,144	0.30%
- Physical Platinum & Palladium Trust	132	19	13	—	164	0.50%
- Exchange Traded Funds	356	16	58	—	430	0.35%
	14,959	1,353	1,557	—	17,869	0.38%

Managed equities
- Precious metals strategies	2,141	7	216	—	2,364	0.83%
- Other (4)(5)	1,141	28	70	—	1,239	1.15%
	3,282	35	286	—	3,603	0.93%

Private strategies	1,426	8	7	—	1,441	0.76%

Other	776	—	(10)	—	766	0.51%

Total (6)	20,443	1,396	1,840	—	23,679	0.49%

(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5) Prior year figures have been restated to conform with current year presentation. See the “Business overview” section of this MD&A.
(6) No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a pre-determined net profit over a preferred return.

10

Key revenue lines
Management, carried interest and performance fees
Management fees were $27.2 million in the quarter, up $4.7 million (21%) from the quarter ended March 31, 2021. Carried interest and performance fees were $2 million in the quarter, down $5.9 million (74%) from the quarter ended March 31, 2021. Net fees were $25.5 million in the quarter, up $1.8 million (7%) from the quarter ended March 31, 2021. Our revenue performance was primarily due to higher average AUM given strong market value appreciation and inflows in our exchange listed products segment (primarily our physical uranium, physical gold and physical silver trusts). These increases were partially offset by lower carried interest crystallization in our private strategies segment.
Commission revenues
Commission revenues were $13.1 million in the quarter, up $0.6 million (5%) from the quarter ended March 31, 2021. Net commissions were $6.6 million in the quarter, down $0.3 million (4%) from the quarter ended March 31, 2021. Commissions earned on the purchase of uranium in our exchange listed products segment were more than offset by weaker mining equity origination activity in our brokerage segment.
Finance income
Finance income was $1.4 million in the quarter, up $0.2 million (15%) from the quarter ended March 31, 2021. Our quarterly results were primarily driven by income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense lines
Compensation
Net compensation expense was $15.7 million in the quarter, up $3.9 million (33%) from the quarter ended March 31, 2021. The increase was primarily due to higher long-term incentive plan ("LTIP") amortization and higher salaries on new hires that were partially offset by lower annual incentive compensation ("AIP").

Selling, general & administrative ("SG&A")
SG&A was $3.4 million in the quarter, up $0.1 million (3%) from the quarter ended March 31, 2021. The increase was mainly due to higher marketing, regulatory and technology costs.
Earnings
Net income was $6.5 million ($0.26 per share) in the quarter, up $3.3 million ($0.13 per share) from the quarter ended March 31, 2021.
Adjusted base EBITDA was $18.2 million ($0.73 per share) in the quarter, up 24%, or $3.6 million ($0.14 per share) from the quarter ended March 31, 2021.
During the quarter, we benefited from strong market value appreciation and strong inflows to our physical uranium, physical gold and physical silver trusts. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment.
Additional revenues and expenses
Investment losses in the quarter were primarily from net market value depreciation of certain digital gold strategies that were partially offset by market value appreciation of our co-investments and equity holdings.
Other income was lower due to a decrease in investment income.
Amortization of intangibles was lower from the prior period due to the reclassification of a management contract from finite life to indefinite life in the quarter. Depreciation of property and equipment was largely flat to the prior period.
Other expenses were lower during the quarter primarily due to last year's payment of additional contingent consideration related to the Tocqueville acquisition.
Balance sheet
Total assets were $380.8 million, up $15 million from December 31, 2021. The increase was primarily due to an increase in co-investments held by the Company that were funded through loan facility drawdowns. Total liabilities were $83.6 million, up $8.9 million from December 31, 2021. The increase was due to the previously mentioned loan facility drawdown used to fund certain co-investments in the quarter. Total shareholder's equity was $297.3 million, up $6 million from December 31, 2021.

11

Reportable operating segments
Exchange listed products

	3 months ended

(In thousands $)	Mar. 31, 2022	Mar. 31, 2021

Summary income statement
Management fees	15,357	11,941
Trailer, sub-advisory and fund expenses	(358)	(69)
Net Fees	14,999	11,872

Commissions	6,000	—
Commission expense - internal	(450)	—
Commission expense - external	(3,007)	—
Net commissions (1)	2,543	—

Other income	3	1
Total net revenues	17,545	11,873

Net compensation	3,067	1,636
Severance, new hire accruals and other	146	—
Selling, general and administrative	626	539
Interest expense	170	102
Depreciation and amortization	27	249
Other expenses	4	28
Total expenses	4,040	2,554

Income before income taxes	13,505	9,319
Adjusted base EBITDA	14,676	9,711
Operating margin	83%	80%

Total AUM	17,868,804	12,193,456
Average AUM	16,084,576	12,281,853
(1) See 'net commissions' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.

3 months ended

Income before income taxes was $13.5 million in the quarter, up $4.2 million (45%) from the quarter ended March 31, 2021. Adjusted base EBITDA was $14.7 million in the quarter, up $5 million (51%) from the quarter ended March 31, 2021. Our three months ended results benefited from higher average AUM given strong market value appreciation and strong inflows to our physical uranium, physical gold and physical silver trusts. We also benefited from commissions earned on the purchase of uranium in the quarter.

12

Managed equities

	3 months ended

(In thousands $)	Mar. 31, 2022	Mar. 31, 2021 (1)

Summary income statement
Management fees	8,619	8,003
Trailer, sub-advisor and fund expenses	(471)	(324)
Direct payouts	(1,098)	(868)
Carried interest and performance fees	19	708
Carried interest and performance fee payouts - internal	(14)	(526)
Net fees	7,055	6,993

Gain (loss) on investments	1,993	(4,676)
Other income	356	431
Total net revenues	9,404	2,748

Net compensation	3,049	2,692
Severance, new hire accruals and other	79	30
Selling, general and administrative	1,148	1,222
Interest expense	275	186
Depreciation and amortization	80	86
Other expenses	590	4,770
Total expenses	5,221	8,986

Income (loss) before income taxes	4,183	(6,238)
Adjusted base EBITDA	3,417	3,409
Operating margin	47%	48%

Total AUM	3,602,852	3,142,022
Average AUM	3,360,332	3,218,669
(1) Prior year figures have been restated to conform with current year presentation. During the quarter, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

3 months ended

Income before income taxes was $4.2 million in the quarter, up $10.4 million from the quarter ended March 31, 2021. Our quarterly results benefited from gains on co-investments and lower other expenses, compared to losses on co-investments and higher other expenses in the prior period. Adjusted base EBITDA was $3.4 million in the quarter, largely flat from the quarter ended March 31, 2021.

13

Private strategies (1)

	3 months ended

(In thousands $)	Mar. 31, 2022	Mar. 31, 2021

Summary income statement
Management fees	2,301	1,798
Trailer, sub-advisor and fund expenses	(24)	(15)
Direct payouts	(286)	(22)
Carried interest and performance fees	2,027	7,229
Carried interest and performance fee payouts - internal	(1,015)	(4,054)
Carried interest and performance fee payouts - external	(476)	(595)
Net Fees	2,527	4,341

Finance income	1,418	1,230
Gain (loss) on investments	51	(686)
Other income	13	8
Total net revenues	4,009	4,893

Net compensation	1,586	1,336
Severance, new hire accruals and other	105	—
Selling, general and administrative	202	248
Interest expense	—	7
Other expenses	537	(235)
Total expenses	2,430	1,356

Income before income taxes	1,579	3,537
Adjusted base EBITDA	1,640	1,594
Operating margin	48%	56%

Total AUM	1,441,347	960,501
Average AUM	1,431,809	908,120
(1) During the quarter, the Company renamed the Lending segment to"Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.

3 months ended

Income before income taxes was $1.6 million in the quarter, down $2 million (55%) from the quarter ended March 31, 2021. Our quarterly income before income taxes was primarily impacted by lower carried interest crystallization. Adjusted base EBITDA was $1.6 million in the quarter, up slightly from the prior period. Our quarterly adjusted base EBITDA benefited from higher management fees and finance income, which more than offset the increase in net compensation.

14

Brokerage

	3 months ended

(In thousands $)	Mar. 31, 2022	Mar. 31, 2021 (1)

Summary income statement
Commissions	6,736	12,033
Commission expense - internal	(2,684)	(5,260)
Commission expense - external	(303)	(253)
Net commissions	3,749	6,520

Finance income	15	18
Gain (loss) on investments	50	402
Other income	36	37
Total net revenues	3,850	6,977

Net compensation	1,586	2,053
Severance, new hire accruals and other	43	14
Selling, general and administrative	721	531
Interest expense	2	10
Depreciation and amortization	145	138
Other expenses	89	101
Total expenses	2,586	2,847

Income before income taxes	1,264	4,130
Adjusted base EBITDA	1,519	3,990
Operating margin	38%	54%
(1) Prior year figures have been restated to conform with current year presentation. During the quarter, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

3 months ended

Income before income taxes was $1.3 million in the quarter, down $2.9 million (69%) from the prior period. Adjusted base EBITDA was $1.5 million in the quarter, down $2.5 million (62%) from the prior period. Our quarterly results were impacted by weaker mining equity origination activity in both our Canadian and U.S. broker dealers.

15

Corporate
This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended

(In thousands $)	Mar. 31, 2022	Mar. 31, 2021

Summary income statement
Gain (loss) on investments	(3,803)	269
Other income	22	2
Total revenues	(3,781)	271

Net compensation	5,803	3,624
Severance, new hire accruals and other	141	—
Selling, general and administrative	456	593
Interest expense	33	45
Depreciation and amortization	466	602
Other expenses	587	(143)
Total expenses	7,486	4,721

Income (loss) before income taxes	(11,267)	(4,450)
Adjusted base EBITDA	(3,126)	(4,114)

3 months ended

•Investment loss in the quarter was primarily from market value depreciation of certain digital gold strategies.
•Net compensation was higher in the quarter largely due to higher LTIP amortization, partially offset by lower AIP.
•Other expenses increased primarily due to FX translation movements, mark-to-market on deferred share units and certain non-recurring costs.

16

Dividends
The following dividends were declared by the Company during the three months ended March 31, 2022:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
Dividends (1)			6,467
(1) Subsequent to quarter-end, on May 5, 2022, a regular dividend of $0.25 per common share was declared for the quarter ended March 31, 2022. This dividend is payable on May 31, 2022 to shareholders of record at the close of business on May 16, 2022.

Capital stock
Including the 0.8 million unvested common shares currently held in the EPSP Trust (December 31, 2021 - 0.8 million), total capital stock issued and outstanding was 25.9 million (December 31, 2021 - 25.8 million).
Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.26 for the quarter compared to $0.13 in the prior period. Diluted earnings per share was $0.25 in the quarter compared to $0.12 in the prior period. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

17

Liquidity and capital resources
As at March 31, 2022, the Company had $38.3 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was due to the loan facility drawdown used to fund certain co-investments in the quarter.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at March 31, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest rate
•Prime rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
Besides the Company's long-term lease agreements, there are commitments to make co-investments in private strategies LPs arising from our private strategies segment or commitments to make investments in the net investments portfolio of the Company. As at March 31, 2022, the Company had $11.3 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million), and $2.9 million due after 12 months (December 31, 2021 - $Nil).

18

Critical accounting estimates, judgements and changes in accounting policies
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the December 31, 2021 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgements that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgements

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

19

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

20

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: slowing its co-investment activities; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at March 31, 2022. In addition, there were no material changes to ICFR during the quarter.
Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on EDGAR at www.edgar.com and SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

21

Consolidated Financial Statements

Three months ended March 31, 2022

Interim condensed consolidated balance sheets (unaudited)

As at		Mar. 31	Dec. 31
(In thousands of US dollars)		2022	2021

Assets
Current
Cash and cash equivalents		50,495	49,805
Fees receivable		15,291	13,183
Short-term investments	(Notes 3 & 9)	5,098	6,133
Other assets	(Note 5)	7,693	6,793
Income taxes recoverable		862	1,613
Total current assets		79,439	77,527

Co-investments	(Notes 4 & 9)	78,633	68,765
Other assets	(Notes 5 & 9)	9,418	12,433
Advance on unrealized carried interest		4,068	—
Property and equipment, net		15,706	16,479
Intangible assets	(Note 6)	172,892	170,061
Goodwill	(Note 6)	19,149	19,149
Deferred income taxes	(Note 8)	1,538	1,459
		301,404	288,346
Total assets		380,843	365,873

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		14,148	9,362
Compensation payable		12,251	15,751
Income taxes payable		1,443	3,005
Total current liabilities		27,842	28,118

Other accrued liabilities		8,211	8,280
Loan facility	(Note 12)	38,301	29,769
Deferred income taxes	(Note 8)	9,230	8,487
Total liabilities		83,584	74,654

Shareholders' equity
Capital stock	(Note 7)	418,056	417,425
Contributed surplus	(Note 7)	36,978	35,357
Deficit		(97,000)	(97,006)
Accumulated other comprehensive loss		(60,775)	(64,557)
Total shareholders' equity		297,259	291,219
Total liabilities and shareholders' equity		380,843	365,873

Commitments and provisions	(Note 13)

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"     "Sharon Ranson, FCPA, FCA"
Director     Director

23

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended

		Mar. 31	Mar. 31
(In thousands of US dollars, except for per share amounts)		2022	2021

Revenues
Management fees		27,172	22,452
Carried interest and performance fees		2,046	7,937
Commissions		13,077	12,463
Finance income		1,433	1,248
Gain (loss) on investments	(Notes 3, 4 and 5)	(1,473)	(4,652)
Other income	(Note 5)	208	303
Total revenues		42,463	39,751

Expenses
Compensation	(Note 7)	21,789	22,636
Trailer, sub-advisor and fund expenses		4,639	1,447
Selling, general and administrative		3,438	3,351
Interest expense		480	350
Amortization of intangibles	(Note 6)	—	230
Depreciation of property and equipment		976	887
Other expenses	(Note 5)	1,976	4,918
Total expenses		33,298	33,819

Income before income taxes for the period		9,165	5,932
Provision for income taxes	(Note 8)	2,692	2,711
Net income for the period		6,473	3,221

Net income per share:
Basic	(Note 7)	0.26	0.13
Diluted	(Note 7)	0.25	0.12

Net income for the period		6,473	3,221

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		3,782	3,700
Total other comprehensive income		3,782	3,700
Comprehensive income		10,255	6,921

The accompanying notes form part of the consolidated financial statements

24

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of US dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219
Shares acquired for equity incentive plan	(Note 7)	(72,600)	(3,085)	—	—	—	(3,085)
Shares released on vesting of equity incentive plan	(Note 7)	24,654	1,099	(1,099)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	3,782	3,782
Stock-based compensation	(Note 7)	—	—	4,177	—	—	4,177
Issuance of share capital on exercise of stock options	(Note 7)	115,102	1,807	(680)	—	—	1,127
Issuance of share capital on conversion of RSUs	(Note 7)	43,709	777	(777)	—	—	—
Dividends declared	(Note 10)	704	33	—	(6,467)	—	(6,434)
Net income		—	—	—	6,473	—	6,473
Balance, Mar. 31, 2022		25,103,189	418,056	36,978	(97,000)	(60,775)	297,259

At Dec. 31, 2020		24,789,365	417,758	43,309	(104,484)	(65,600)	290,983
Shares acquired for equity incentive plan	(Note 7)	(6,400)	(243)	—	—	—	(243)
Issuance of share capital to settle contingent consideration	(Note 7)	93,023	3,000	(4,879)	—	—	(1,879)
Shares released on vesting of equity incentive plan	(Note 7)	14,322	369	(369)	—	—	—
Foreign currency translation gain (loss)	(Note 7)	—	—	—	—	3,700	3,700
Stock-based compensation	(Note 7)	—	—	582	—	—	582
Issuance of share capital on conversion of RSUs	(Note 7)	45,833	796	(796)	—	—	—
Dividends declared		744	33	—	(6,426)	—	(6,393)
Net income	(Note 7)	—	—	—	3,221	—	3,221
Balance, Mar. 31, 2021		24,936,887	421,713	37,847	(107,689)	(61,900)	289,971

The accompanying notes form part of the consolidated financial statements

25

Interim condensed consolidated statements of cash flows (unaudited)

	For the three months ended

	Mar. 31	Mar. 31
(In thousands of US dollars)	2022	2021

Operating activities
Net income for the period	6,473	3,221
Add (deduct) non-cash items:
(Gain) loss on investments	1,473	4,652
Stock-based compensation	4,177	582
Depreciation and amortization of property, equipment and intangible assets	976	1,117
Deferred income tax expense	535	(312)
Current income tax expense	2,157	3,023
Other items	(278)	(378)
Income taxes paid	(2,790)	—
Changes in:
Fees receivable	(2,108)	8,044
Advance on unrealized carried interest	(4,068)	—
Other assets	(753)	979
Accounts payable, accrued liabilities and compensation payable	831	(2,004)
Cash provided by (used in) operating activities	6,625	18,924

Investing activities
Purchase of investments	(7,162)	(3,129)
Sale of investments	1,283	19,199
Purchase of property and equipment	—	(212)
Management contract consideration	—	(27,000)
Cash provided by (used in) investing activities	(5,879)	(11,142)

Financing activities
Acquisition of common shares for equity incentive plan	(3,085)	(243)
Cash received on exercise of stock options	1,127	—
Repayment of lease liabilities	(611)	(574)
Contributions from non-controlling interest	360	351
Net advances from loan facility	8,250	5,000
Dividends paid	(6,434)	(6,393)
Cash provided by (used in) financing activities	(393)	(1,859)
Effect of foreign exchange on cash balances	337	600
Net increase (decrease) in cash and cash equivalents during the period	690	6,523
Cash and cash equivalents, beginning of the period	49,805	44,106
Cash and cash equivalents, end of the period	50,495	50,629
Cash and cash equivalents:
Cash	50,295	44,855
Short-term deposits	200	5,774
	50,495	50,629

The accompanying notes form part of the consolidated financial statements

26

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of significant accounting policies
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at March 31, 2022, specifically, IAS 34 Interim Financial Reporting.
Compliance with IFRS requires the Company to exercise judgement and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgements and estimates are described in Note 2 of the December 31, 2021 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three months ended March 31, 2022.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on May 5, 2022 and include all subsequent events up to that date.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the Other expenses line of the interim condensed consolidated statements of operations and comprehensive income.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

27

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott Capital Partners LP ("SCP");
•Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp ("SRSR");
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Reportable segments
During the quarter, the U.S.-based discretionary accounts operations completed its conversion of client accounts from administered assets to actively managed AUM. As a result, these operations were reclassified from the brokerage segment to managed equities as they more closely aligned with the revenues reported in this segment. In accordance with IFRS 8, all comparative balances have been restated. Please refer to Note 11 for segment information.

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2021 annual audited consolidated financial statements have been applied consistently to these interim financial statements unless otherwise noted.

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
3 Short-term investments
Primarily consist of equity investments in public and private entities we receive as consideration during private strategies, managed equities and brokerage segment activities (in thousands $):

	Classification and measurement criteria	Mar. 31, 2022	Dec. 31, 2021

Public equities and share purchase warrants	FVTPL	3,238	4,113
Private holdings	FVTPL	1,860	2,020
Total short-term investments		5,098	6,133
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Mar. 31, 2022	Dec. 31, 2021

Co-investments in funds	FVTPL	78,633	68,765
Total co-investments		78,633	68,765
Gains and losses on co-investments in funds are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
5 Other assets, income, expenses and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Mar. 31, 2022	Dec. 31, 2021

Digital gold strategies(1)	3,709	7,060
Fund recoveries and investment receivables	2,796	2,509
Assets attributable to non-controlling interest	4,145	3,780
Prepaid expenses	3,390	3,637
Other(2)	3,071	2,240
Total other assets	17,111	19,226
(1) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.
Other income
Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2022	Mar. 31, 2021

Investment income (1)	161	284
Income attributable to non-controlling interest	47	19
Total other income	208	303
(1) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses
Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2022	Mar. 31, 2021

Foreign exchange (gain) loss	885	(346)
Increase in contingent consideration related to the Tocqueville transaction	—	4,449
Other (1)	1,091	815
Total other expenses	1,976	4,918
(1) Includes net income attributable to non-controlling interest of $47 thousand for the three months ended March 31, 2022 (three months ended March 31, 2021 - $19 thousand) as well as non-recurring professional fees, transaction and new fund start-up costs.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in our consolidated co-investments in funds. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Mar. 31, 2022	Dec. 31, 2021

Assets	4,145	3,780
Liabilities - current(1)	(15)	(10)
Liabilities - long-term(1)	(4,130)	(3,770)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
6 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2020	132,251	146,031	36,506	314,788
Additions	—	13,559	—	13,559
Net exchange differences	—	1,383	81	1,464
At Dec. 31, 2021	132,251	160,973	36,587	329,811
Additions	—	—	—	—
Transfers	—	9,088	(9,088)	—
Net exchange differences	—	2,831	—	2,831
At Mar. 31, 2022	132,251	172,892	27,499	332,642

Accumulated amortization
At Dec. 31, 2020	(113,102)	—	(26,569)	(139,671)
Amortization charge for the year	—	—	(930)	(930)
At Dec. 31, 2021	(113,102)	—	(27,499)	(140,601)
Amortization charge for the period	—	—	—	—
At Mar. 31, 2022	(113,102)	—	(27,499)	(140,601)

Net book value at:
At Dec. 31, 2021	19,149	160,973	9,088	189,210
At Mar. 31, 2022	19,149	172,892	—	192,041

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
Impairment assessment of goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at March 31, 2022, the Company had allocated $19.1 million (December 31, 2021 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.
In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs.
Impairment assessment of indefinite life fund management contracts
As at March 31, 2022, the Company had indefinite life intangibles related to fund management contracts of $172.9 million (December 31, 2021 - $161 million). There were no indicators of impairment as at March 31, 2022.
Impairment assessment of finite life fund management contracts
As at March 31, 2022, the Company had exchange listed fund management contracts within the exchange listed products CGU of $Nil (December 31, 2021 - $9.1 million). During the quarter, $9.1 million of management contracts were reviewed and subsequently determined to have a change in estimated remaining useful life. Consequently, these management contracts were prospectively reclassified to the indefinite life category and no further amortization has been accumulated.

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
7 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2020	24,789,365	417,758
Shares acquired for equity incentive plan	(237,172)	(10,201)
Issuance of share capital to settle contingent consideration	93,023	3,000
Shares released on vesting of equity incentive plan	237,626	4,382
Issuance of share capital on conversion of RSUs	105,291	2,341
Issuance of share capital under dividend reinvestment program	3,487	145
At Dec. 31, 2021	24,991,620	417,425
Shares acquired for equity incentive plan	(72,600)	(3,085)
Shares released on vesting of equity incentive plan	24,654	1,099
Issuance of share capital on exercise of stock options	115,102	1,807
Issuance of share capital on conversion of RSUs	43,709	777
Issuance of share capital under dividend reinvestment program	704	33
At Mar. 31, 2022	25,103,189	418,056
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2020	43,309
Issuance of share capital to settle contingent consideration	(4,879)
Shares released on vesting of equity incentive plan	(4,382)
Stock-based compensation	3,650
Issuance of share capital on conversion of RSUs	(2,341)
At Dec. 31, 2021	35,357
Shares released on vesting of equity incentive plan	(1,099)
Released on exercise of stock options	(680)
Stock-based compensation	4,177
Issuance of share capital on conversion of RSUs	(777)
At Mar. 31, 2022	36,978

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were no stock options issued and 150,000 stock options were exercised during the three months ended March 31, 2022 (three months ended March 31, 2021 - Nil).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)

Options outstanding, December 31, 2020	162,500	23.61
Options exercisable, December 31, 2020	162,500	23.61
Options outstanding, December 31, 2021	162,500	23.61
Options exercisable, December 31, 2021	162,500	23.61
Options exercised	(150,000)	23.30
Options outstanding, March 31, 2022 (1)	12,500	27.30
Options exercisable, March 31, 2022 (1)	12,500	27.30
(1) Outstanding options have 4.1 years remaining on their contractual life.
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
There were 372,000 RSUs granted during the three months ended March 31, 2022 (three months ended March 31, 2021 - Nil). The Trust acquired 72,600 shares in the three months ended March 31, 2022 (three months ended March 31, 2021 - 6,400).

Number of common shares

Unvested common shares held by the Trust, Dec. 31, 2020	774,859
Acquired	237,172
Released on vesting	(237,626)
Unvested common shares held by the Trust, Dec. 31, 2021	774,405
Acquired	72,600
Released on vesting	(24,654)
Unvested common shares held by the Trust, Mar. 31, 2022	822,351
Of the $21.8 million compensation expense for the three months ended March 31, 2022 (three months ended March 31, 2021 - $22.6 million), $4.2 million (three months ended March 31, 2021 - $0.6 million) relates to stock-based compensation, details of which are presented in the table below (in thousands $):

	For the three months ended
	Mar. 31, 2022	Mar. 31, 2021

Amortization of stock based compensation	4,177	582
Total stock-based compensation	4,177	582

Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended
	Mar. 31, 2022	Mar. 31, 2021

Numerator (in thousands $):
Net income - basic and diluted	6,473	3,221

Denominator (Number of shares in thousands):
Weighted average number of common shares	25,878	25,654
Weighted average number of unvested shares purchased by the Trust	(814)	(763)
Weighted average number of common shares - basic	25,064	24,891
Weighted average number of dilutive stock options	13	163
Weighted average number of unvested shares under EIP	1,192	873
Weighted average number of common shares - diluted	26,269	25,927

Net income per common share
Basic	0.26	0.13
Diluted	0.25	0.12

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at March 31, 2022 and 2021, all entities were in compliance with their respective capital requirements.

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
8     Income taxes
The major components of income tax expense are as follows (in thousands $):

	For the three months ended
	Mar. 31, 2022	Mar. 31, 2021

Current income tax expense
Based on taxable income of the current period	2,157	3,023
Total current income tax expense	2,157	3,023

Deferred income tax expense
Origination and reversal of temporary differences	535	(312)
Total deferred income tax expense	535	(312)
Income tax expense reported in the consolidated statements of operations	2,692	2,711
Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the three months ended
	Mar. 31, 2022	Mar. 31, 2021

Income before income taxes	9,165	5,932

Tax calculated at domestic tax rates applicable to profits in the respective countries	2,454	1,574
Tax effects of:
Non-deductible stock-based compensation	24	45
Non-taxable capital (gains) and losses	271	303
Intangibles	—	19
Temporary difference not currently utilized and (not benefited previously)	(175)	585
Rate differences and other	118	185
Tax charge	2,692	2,711
The weighted average statutory tax rate was 26.8% (March 31, 2021 - 26.5%). The Company has $2 million (December 31, 2021 - $2 million) of capital losses from prior years that will begin to expire in 2024. The benefit of these capital losses has not been recognized.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the three months ended March 31, 2022

	Dec. 31, 2021	Recognized in income	Exchange rate differences	Mar. 31, 2022
Deferred income tax assets
Stock-based compensation	4,177	(84)	69	4,162
Non-capital and capital losses	1,061	813	28	1,902
Other	697	(88)	—	609
Total deferred income tax assets	5,935	641	97	6,673

Deferred income tax liabilities
Fund management contracts	13,941	380	237	14,558
Unrealized gains (losses)	(978)	(275)	(22)	(1,275)
Advance on unrealized carried interest	—	1,071	11	1,082
Total deferred income tax liabilities	12,963	1,176	226	14,365
Net deferred income tax assets (liabilities) (1)	(7,028)	(535)	(129)	(7,692)

For the year ended December 31, 2021 (2)

	Dec. 31, 2020	Recognized in income	Exchange rate differences	Dec. 31, 2021
Deferred income tax assets
Stock-based compensation	3,821	333	23	4,177
Non-capital and capital losses	2,270	(1,240)	31	1,061
Other	451	241	5	697
Total deferred income tax assets	6,542	(666)	59	5,935

Deferred income tax liabilities
Fund management contracts	9,446	4,477	18	13,941
Unrealized gains (losses)	118	(1,109)	13	(978)
Total deferred income tax liabilities	9,564	3,368	31	12,963
Net deferred income tax assets (liabilities) (1)	(3,022)	(4,034)	28	(7,028)
(1) Deferred tax assets of $1.5 million (December 31, 2021 - $1.5 million) and deferred tax liabilities of $9.2 million (December 31, 2021- $8.5 million) are presented on the balance sheet net by legal jurisdiction.
(2) Certain comparative figures have been reclassified to conform with current year presentation.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
9     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at March 31, 2022 and December 31, 2021 (in thousands $).

Short-term investments

Mar. 31, 2022	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,797	1,321	120	3,238
Private holdings	—	—	1,860	1,860
Total	1,797	1,321	1,980	5,098

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,790	2,188	135	4,113
Private holdings	—	—	2,020	2,020
Total	1,790	2,188	2,155	6,133

Co-investments

Mar. 31, 2022	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	78,633	—	78,633
Total	—	78,633	—	78,633

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	68,765	—	68,765
Total	—	68,765	—	68,765

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
Other assets

Mar. 31, 2022	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,709	3,709
Total	—	—	3,709	3,709

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	7,060	7,060
Total	—	—	7,060	7,060

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Mar. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2022
Share purchase warrants	135	16	—	(31)	120
Private holdings	2,020	—	—	(160)	1,860
Total	2,155	16	—	(191)	1,980

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Share purchase warrants	271	61	(3)	(194)	135
Private holdings	1,993	—	—	27	2,020
Total	2,264	61	(3)	(167)	2,155

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
Co-investments

Changes in the fair value of Level 3 measurements - Mar. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2022
Co-investments in funds	—	—	—	—	—
Total	—	—	—	—	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Co-investments in funds	6,441	(6,441)	—	—	—
Total	6,441	(6,441)	—	—	—

Other assets

	Changes in the fair value of Level 3 measurements - Mar. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2022
Digital gold strategies	7,060	—	—	(3,351)	3,709
Total	7,060	—	—	(3,351)	3,709

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Digital gold strategies	11,518	100	(2,000)	(2,558)	7,060
Total	11,518	100	(2,000)	(2,558)	7,060

During the three months ended March 31, 2022, the Company transferred public equities of $0.8 million (December 31, 2021 - $Nil) from Level 2 to Level 1 within the fair value hierarchy. For the three months ended March 31, 2022, the Company purchased level 3 investments of $Nil (December 31, 2021 - $0.1 million) and sold Level 3 investments of $Nil (December 31, 2021 - $2 million). For the three months ended March 31, 2022, the Company transferred $Nil (December 31, 2021 - $Nil) from Level 3 to Level 1 within the fair value hierarchy. For the three months ended March 31, 2022, the Company transferred a nominal amount (December 31, 2021 -$0.1 million) from Level 2 to Level 3 due to the impact of volatility of the underlying security on the fair value of share purchase warrants.

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings, private equity funds, share purchase warrants and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, volatility, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.3 million (December 31, 2021 - $0.5 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represents a reasonable approximation of fair value.

10     Dividends
The following dividends were declared by the Company during the three months ended March 31, 2022:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
Dividends (1)			6,467
(1) Subsequent to quarter end, on May 5, 2022, a regular dividend of $0.25 per common share was declared for the quarter ended March 31, 2022. This dividend is payable on May 31, 2022 to shareholders of record at the close of business on May 16, 2022.

43

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
11     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts. During the quarter, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles. During the quarter, the Company renamed the Lending segment to"Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles;
•Brokerage (reportable), which includes the activities of our Canadian and U.S. broker-dealers. During the quarter, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other expenses, amortization of stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.
The following tables present the operations of the Company's segments (in thousands $):
For three months ended March 31, 2022

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	21,360	10,987	5,810	6,837	(3,781)	1,250	42,463
Total expenses	7,855	6,804	4,231	5,573	7,486	1,349	33,298
Income (loss) before income taxes	13,505	4,183	1,579	1,264	(11,267)	(99)	9,165
Adjusted base EBITDA	14,676	3,417	1,640	1,519	(3,126)	47	18,173

44

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
For three months ended March 31, 2021

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	11,942	4,466	9,579	12,490	271	1,003	39,751
Total expenses	2,623	10,704	6,042	8,360	4,721	1,369	33,819
Income (loss) before income taxes	9,319	(6,238)	3,537	4,130	(4,450)	(366)	5,932
Adjusted base EBITDA	9,711	3,409	1,594	3,990	(4,114)	15	14,605

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended
	Mar. 31, 2022	Mar. 31, 2021
Canada	37,363	36,811
United States	5,100	2,940
	42,463	39,751

45

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2022 and 2021
12     Loan facility
As at March 31, 2022, the Company had $38.3 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was due to the loan facility drawdown used to fund certain co-investments in the quarter.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at March 31, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest Rate
•Prime rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant Terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

13     Commitments and provisions
Besides the Company's long-term lease agreement, there are commitments to make investments in the investment and co-investment portfolio of the Company. As at March 31, 2022, the Company had $11.3 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million), and $2.9 million due after 12 months (December 31, 2021 - $Nil).

14     Subsequent event
Subsequent to the quarter end, on April 22, 2022, the Company closed on the previously announced transaction to acquire the assets of North Shore Global Uranium ETF (“URNM”). As consideration, the Company paid $10.5 million in cash and $4 million in common shares upon closing. Contingent consideration valued up to an additional $4.5 million in cash is payable after 2 years from the closing of the transaction (subject to the achievement of certain financial performance conditions).

46